
10030683

COMMISSION
549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 29 2010

Washington, DC
110

SEC FILE NUMBER
8 - 26119

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Presidio Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

755 E. Mulberry, Suite 430
(No. and Street)

San Antonio	Texas	78212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel N. Boldrick — (210) 352-2410
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

4421 Wanda Lane	**Flower Mound**	**Texas**	**75022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Kidd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seapine Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLARICE E. WEBB
NOTARY PUBLIC
State of Connecticut
My Commission Expires
March 31, 2012

Notary Public

Signature

Manager
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESIDIO FINANCIAL SERVICES, INC.

FINANCIAL REPORT

DECEMBER 31, 2009

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Presidio Financial Services, Inc.

We have audited the accompanying statement of financial condition of Presidio Financial Services, Inc. as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidio Financial Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
March 23, 2010

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

PRESIDIO FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalents	$ 92,876
Commissions receivable	58,892
Debt securities	450,517
Clearing deposit	75,000
Deposit with FCM	10,000
Prepaid expenses	17,511
Property and equipment, net	10,300
TOTAL ASSETS	$ 715,096

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$ 5,474
Commissions payable	53,000
Accrued expenses	10,093
Income taxes payable to Parent	34,700
Income taxes payable - state	4,160
Deferred tax liability	565
TOTAL LIABILITIES	107,992

Stockholder's Equity

Common stock, 50,000 shares authorized with $.50 par value, 12,000 shares issued and outstanding	6,000
Additional paid-in capital	107,050
Retained earnings	494,054
TOTAL STOCKHOLDER'S EQUITY	607,104
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 715,096

See notes to financial statements.

PRESIDIO FINANCIAL SERVICES, INC.
Statement of Income
Year Ended December 31, 2009

Revenue	
Securities commissions	$ 1,150,621
Private placement concessions	71,096
Insurance commissions	54,180
Commodities commissions	1,947
Interest	18,053
TOTAL REVENUE	1,295,897
Expenses	
Compensation and related costs	766,731
Clearing charges	176,886
Communications	108,284
Occupancy and equipment costs	55,987
Administrative and accounting services - related party	36,000
Regulatory fees and expenses	13,567
Errors	4,717
Other expenses	31,736
TOTAL EXPENSES	1,193,908
Net income before provision for income taxes	101,989
Provision for income taxes	
Current tax expense - federal	34,700
Current tax expense - state	1,009
Deferred tax benefit - federal	(142)
Provision for income taxes	35,567
NET INCOME	$ 66,422

See notes to financial statements.

PRESIDIO FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2008	12,000	$ 6,000	$ 87,550	$ 427,632	$ 521,182
Additional capital contributed - services	-	-	19,500	-	19,500
Net income	-	-	-	66,422	66,422
Balances at December 31, 2009	12,000	$ 6,000	$ 107,050	$ 494,054	$ 607,104

See notes to financial statements.

PRESIDIO FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 66,422
Adjustments to reconcile net income to	
net cash provided by operating activities	
Additional capital contributed for services	19,500
Depreciation	6,280
Deferred tax benefit	(142)
Changes in assets and liabilities	
Decrease in commissions receivable	17,438
Increase in prepaid expenses	(1,966)
Decrease in bank overdraft	(10,453)
Decrease in accounts payable	(2,208)
Increase in commissions payable	2,872
Decrease in accrued expenses	(16,274)
Decrease in income taxes payable to Parent	(13,242)
Increase in income taxes payable - state	(4,037)
Net cash provided by operating activities	64,190
Cash flows from investing activities:	
Purchase of debt securities	(399,937)
Proceeds from maturity of debt securities	150,000
Purchase of property and equipment	(912)
Net cash used in investing activities	(250,849)
Net decrease in cash and cash equivalents	(186,659)
Cash and cash equivalents at beginning of year	279,535
Cash and cash equivalents at end of year	$ 92,876

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for	
Income taxes - federal	$ 13,242
Income taxes - state	$ 5,046
Interest	$ -

Non-Cash Financing Activities:

In 2009, the Parent resolved to compensate directors of the Company for their attendance at board of directors meetings by the issuance of common shares of the Parent. Shares issued under this arrangement for 2009 had a fair value of $19,500. This amount is recorded as an increase in additional paid-in capital and is included in compensation and related costs in the accompanying statement of income.

See notes to financial statements.

PRESIDIO FINANCIAL SERVICES, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Presidio Financial Services, Inc., (the Company) was organized in March 1981 as a Texas corporation. The Company is a wholly owned subsidiary of TTC Holdings of Delaware, Inc. (Parent).

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as a guaranteed introducing broker with the Commodities Futures Trading Commission (CFTC). The Company's customers are institutions located throughout the United States and individuals primarily in Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company introduces all commodities customers on a fully disclosed basis to a futures commission merchant (FCM) and promptly transmits all customer funds to the FCM. The FCM carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a FCM.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Cash, commissions receivable and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Debt securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Debt Securities

Debt securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of three to seven years

Security Transactions

Security transactions and the related commission revenue and expenses are recorded on a trade date basis.

Private Placement Concessions

The Company recognizes revenue on the sale of interests in private placement offerings in the period in which customer subscriptions to such offerings are funded, and upon the determination the minimum subscription requirements of such offerings are or will be achieved.

Insurance Commissions

Insurance commissions are recorded when the policies are funded by the customer.

Commodities Transactions

Commodity transactions and the related commission revenue and expenses are recorded on a trade date basis.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2009, open Federal tax years include the tax years ended December 31, 2006 through December 31, 2008.

Note 2 - Transactions with Clearing Broker/Dealer and FCM

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires minimum charges totaling $7,500 per month. The agreement also requires the Company to maintain a minimum of $75,000 as a deposit in an account with the clearing broker/dealer.

The agreement with the FCM provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $10,000 as a deposit in an account with the FCM.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital provisions of Regulation 1.10(d)(2) of the Commodity Futures Trading Commission Act of 1974, which requires the Company to maintain a minimum net capital, as defined under such provisions. At December 31, 2009, the Company's net capital and net capital requirements for both regulatory agencies were $547,946 and $100,000, respectively. The Company's net capital ratio was 0.20 to 1.

Note 4 - Fair Value / Debt Securities

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

In accordance with FASB ASC 820, the following table summarizes the valuation of the Company's investments by the fair value hierarchy levels as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Debt securities	$ -	$ 450,517	$ -	$ 450,517

Cost and fair value of debt securities at December 31, 2009, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt securities	$ 450,517	$ -	$ -	$ 450,517

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Computer equipment	$ 53,491
Furniture and fixtures	8,226
Leasehold improvements	3,027
	64,744
Accumulated depreciation	(54,444)
	$ 10,300

Depreciation expense for the year was $6,280 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - Income Taxes

The Company files a consolidated federal tax return with its Parent and records its share of the consolidated federal tax expense on a separate return basis. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent. Amounts due to the Parent for income taxes at December 31, 2009 totaled $34,700.

The Parent changed its method of accounting for income taxes from the cash basis method to the accrual basis method in 2009. This change did not have any material effect on the Company. The Company's net deferred tax liability of $565 results from using accelerated depreciation for tax purposes.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

The Company is responsible for the credit risk of the customers it introduces to, and which are carried on a fully disclosed basis on the books of, its clearing FCM. The Company's customers are primarily individual investors. To reduce its risk, the Company requires its customers to meet, at a minimum, the greater of the margin requirements established by each of the exchanges at which contracts are traded or the margin requirement established by its clearing FCM. Margin is a good faith deposit from the customer which reduces risk to the Company of failure on behalf of the customer to fulfill any obligations under these contracts. In addition, the Company monitors its exposure to the risk of loss daily on an account-by-account basis and adjusts margin requirements as needed. Under certain circumstances, customers may be required to deposit additional funds, securities or other collateral. In order to reduce the risk of loss, the Company may satisfy margin requirements by liquidating certain customer positions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing FCM may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the FCM.

The Company's cash equivalents, commissions receivable, clearing deposit, and debt securities are held by or due from the Company's clearing broker/dealer. The Company has a total of $667,506, or approximately 93%, of its total assets in amounts held by or due from the Company's clearing broker/dealer.

PRESIDIO FINANCIAL SERVICES, INC.
Notes to Financial Statements

Note 8 - Related Party Transactions/Commitment

The Company entered into an agreement, with the latest amendment in December 2009, with a related party under which the related party and the Company share certain office facilities and financial resources (Agreement). Under the Agreement, the Company will be responsible for all broker dealer direct expenses (as defined), and the related party will be responsible for office space, indirect telephone and technology support, payroll and other employee related expenses, insurance, accounting, and other operations related expenses and will invoice the Company monthly for its share of expenses on a pro-rata basis. The Agreement shall remain in effect until modified or canceled at the mutual acceptance of both parties. The amounts incurred and paid under this agreement for the year ended December 31, 2009 were as follows:

Compensation and related costs	$	39,404
Communications		10,280
Occupancy and equipment costs		22,380
Administrative and accounting services		36,000
	$	108,064

Amounts due to the Parent for income taxes at December 31, 2009 totaled $34,700 (See Note 6).

The Company entered into an at-will employment agreement in 2007 with two employees. Under this agreement, these employees were paid a $100,000 bonus upon execution of the agreement and may be paid future bonuses equal to the amount of aggregate gross commissions generated by these two employees for the year ended December 31, 2006, less $100,000. The gross commissions generated totaled $457,781. The future bonuses of $357,781 are contingent based upon the employment of the employees and is only payable at amounts ranging from 0% to 50% of the quarterly net profitability of the branch managed by these two employees, paid in arrears. The total bonuses earned and paid under this agreement totaled $51,993 at December 31, 2009, of which $17,957 was earned and paid for 2009. The total future contingent bonus remaining under this agreement totals $305,788 at December 31, 2009. Any remaining bonus amounts are not payable in the event of termination of the employees by the Company.

Note 9 - 401(k) Plan

The Company adopted the TTC Holdings, Inc. 401(k) Plan (the Plan) effective January 1, 1998. The Company and eligible employees both may contribute to the Plan. The Plan is on a calendar year. All employees, except part time employees, are eligible to participate after reaching the age of 18. The Company may contribute an amount of matching contributions, discretionary profit sharing contributions and/or qualified non-elective contributions determined by the Company at its discretion. The Company may or may not choose to make matching contributions, discretionary profit sharing contributions and/or qualified non-elective contributions for a particular year in an amount it will determine each year.

Employee salary deferral contributions and qualified non-elective contributions and earnings on such contributions are 100% vested. Company matching and profit sharing contributions are subject to the following vesting schedule:

Years of Service	Vested Portion
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

The Company did not contribute any matching, discretionary profit sharing or qualified non-elective amounts for the year ended December 31, 2009.

Note 10 - Subsequent Events

The Company has evaluated subsequent events through March 23, 2010, the date which the financial statements were available to be issued.

Schedule I

PRESIDIO FINANCIAL SERVICES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2009

Total stockholder's equity qualified for net capital	$ 607,104
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	8,077
Deposit with FCM	10,000
Prepaid expenses	17,511
Property and equipment, net	10,300
Total deductions and/or charges	45,888
Net capital before haircuts	561,216
Haircuts on securities:	
Cash equivalents	1,662
Debt securities	11,608
Total haircuts on securities	13,270
Net Capital	$ 547,946
Aggregate indebtedness	
Accounts payable	$ 5,474
Commissions payable	53,000
Accrued expenses	10,093
Income taxes payable to Parent	34,700
Income taxes payable - state	4,160
Deferred tax liability	565
Total aggregate indebtedness	$ 107,992
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 447,946
Ratio of aggregate indebtedness to net capital	0.20 to 1

Schedule II

PRESIDIO FINANCIAL SERVICES, INC.
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2009

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2009 (unaudited)	$	553,891
Adjustments made by Registrant prior to filing Amended Form X-17a-5:		
Increase in current tax expense - federal		(36)
Decrease in deferred tax expense - federal		142
Audit Adjustment:		
Increase in non-allowable portion of commissions receivable		(6,051)
Net capital as computed on Schedule I	$	547,946

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Presidio Financial Services, Inc.

In planning and performing our audit of the financial statements of Presidio Financial Services, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
March 23, 2010

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Presidio Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to December 31, 2009, which were agreed to by Presidio Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Presidio Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Presidio Financial Services, Inc.'s management is responsible for the Presidio Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts for the period April 1, 2009 to December 31, 2009 contained within the report on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the period April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
March 23, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

026119 FINRA DEC
PRESIDIO FINANCIAL SERVICES INC 15*15
ATTN: ELIZABETH WILLMORE
711 NAVARRO ST STE 730
SAN ANTONIO TX 78205-1726

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2133

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (587)
12.01.2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1546

E. Interest computed on late payment (see instruction E) for 21 days at 20% per annum 18

F. Total assessment balance and interest due (or overpayment carried forward) $ 1564

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1564

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Presidio Financial Services Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the ____ day of ______, 20 ____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec. 31, 2009
Eliminate cents

Item No.

Item		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 959,399
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		-0-
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		1947
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		101,268
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 2974	
Enter the greater of line (i) or (ii)		2974
Total deductions		106,189
2d. SIPC Net Operating Revenues		$ 853,210
2e. General Assessment @ .0025		$ 2133

(to page 1 but not less than $150 minimum)